November 23, 2020

VIA EDGAR

David Link
Special Counsel
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	David Link
Special Counsel
Office of Real Estate & Construction

Re:	Spring Valley Acquisition Corp.
Registration Statement on Form S-1 Filed September 25, 2020, as amended
File No. 333-249067

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Spring Valley Acquisition Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 23, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,473 copies of the preliminary prospectus dated November 19, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Chris McCabe
Name: Chris McCabe
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Serowik
Name: Jerry Serowik
Title: Managing Director

[Signature Page to Underwriter's Acceleration Request Letter]